ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

August 28, 2009

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)

Ladies and Gentlemen:

On behalf of Allianz Funds (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 137 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class A, B, C and R shares of twenty-eight series of the Trust.

2.	Prospectus for Class D, P, Institutional and Administrative shares of twenty-nine series of the Trust.

3.	The Statement of Additional Information of the Trust.

The Amendment is being submitted in connection with the annual update of the registration statement of all existing series of the Trust and to register Class R shares of two existing series of the Trust, the Allianz NFJ International Value Fund and the Allianz OCC Opportunity Fund. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7162) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Chris Perriello
Chris Perriello, Esq.

cc:	E. Blake Moore, Jr.
William Healy, Esq.

ROPES & GRAY LLP

August 28, 2009

Brian Shlissel

Thomas J. Fuccillo, Esq.

Richard H. Kirk, Esq.

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

George B. Raine, Esq.